SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 29 April 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


         Bank of Ireland announces changes to Group Executive Committee


Bank of Ireland Group has announced a number of changes to its Group Executive Committee. The changes will take effect from 1 July 2004.

John Collins, currently Chief Executive, Retail Businesses has been appointed Group Chief Development Officer. John will be responsible for the stewardship and governance of subsidiary boards and affiliates, the co-ordination of all merger, acquisition and diversiture activity as well as the formulation of Group strategy.

Des Crowley is appointed as Chief Executive Officer Retail Financial Services Ireland. This role brings together the current operations of Retail Businesses (including Bank of Ireland Life) and Retail Financial Services. He will be responsible for generating further growth in an increasingly competitive market, pursuing further synergies and delivering a sustainably lower cost base.

Jeff Warren, currently Group Chief Development Officer, has announced his intention to retire from the Group on 30 June 2004.

In addition, Ronan Murphy, Group Chief Risk Officer and Michael Grealy, Head of Group Human Resources will join the Group Executive Committee.

Mike Soden, Group Chief Executive, Bank of Ireland said: "The changes announced today will add to the positive momentum in achieving our strategic goals based on the twin aims of growth and efficiency. They position us to respond positively to the changing market conditions in our domestic retail market. They also reflect the primacy of our people as a key differentiator and they recognize the growing complexity of the compliance and regulatory environment in which we operate."

ENDS

29 April 2004

Contact:
Dan Loughrey      Head of Group Corporate Communications      00 353 1 604 3833
Fiona Ross        Head of Group Investor Relations            00 353 1 604 3501


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 29 April 2004